SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Genta Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37245M801
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 37245M801		13G/A	Page 2 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 183,388,873
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 183,388,873
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,388,873
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12			TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 37245M801		13G/A	Page 3 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 183,388,873
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 183,388,873
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,388,873
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12			TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 37245M801		13G/A	Page 4 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 195,388,893
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 195,388,893
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,388,893
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Genta Incorporated, a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Connell Drive, Berkeley Heights, NJ 07922

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.  Tang Capital Partners, Tang Capital Management and Kevin C. Tang shall hereinafter be referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 37245M801

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 183,388,873 shares of the Issuer’s Common Stock, which is comprised of 164,760,197 shares of Common Stock, $108,141 face amount of the Issuer’s 15% Senior Secured Convertible Notes due September 2013 (the “June 2008 Notes”), $1,024,989 face amount of the Issuer’s 8% Senior Convertible Notes due September 2013 (the “September 2009 Notes”), $2,230,183 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “B Note”), $2,589,397 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “C Notes”), $2,111,442 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “D Notes”), $2,074,779 face amount of the Issuer’s Senior Unsecured Convertible Notes due March 2013 (the “E Notes”), $3,404,458 face amount of the Issuer’s Senior Secured Convertible Notes due 2021 (the “G Notes”) and $3,966,666 face amount of the Issuer’s Senior Secured Convertible Notes due 2021 (the “H Notes”). Additionally, Tang Capital Partners is the beneficial owner of a warrant to purchase 925 shares of the Issuer’s Common Stock (the “April 2009 Warrant”), a warrant to purchase 834 shares of the Issuer’s Common Stock (the “July 2009 Warrants”), warrants to purchase 316 shares of the Issuer’s Common Stock (the “September 2009 Warrants”), a warrant to purchase 9,333,276 shares of the Issuer’s Common Stock (the “December 2010 Warrants”) and a warrant to purchase 1,086,031,638 shares of the Issuer’s Common Stock (the “September 2011 Warrants”).  Tang Capital Partners also owns a warrant representing the right to acquire an additional $3,966,667 face amount of the Issuer’s G Notes (the “G Note Warrant”).

Page 5 of 8 Pages

The June 2008 Notes, which are convertible into Common Stock, can only be converted to the extent that, after such conversion, the holder would beneficially own no more than 4.999% of the Issuer’s Common Stock. The September 2011 Notes, the B Notes, the C Notes, the D Notes, the E Notes, the G Notes and H Notes, which are convertible into Common Stock, can only be converted to the extent that, after such conversion, the holder would beneficially own no more than 9.999% of the Issuer’s Common Stock. The April 2009 Warrant, the July 2009 Warrant and the September 2009 Warrants are only exercisable to the extent that, after such exercise, the holder would beneficially own no more than 4.999% of the Issuer’s Common Stock. The December 2010 Warrant and September 2010 Warrant are only exercisable to the extent that, after such exercise, the holder would beneficially own no more than 9.999% of the Issuer’s Common Stock.

	Tang Capital Partners shares voting and dispositive power over such shares, notes and warrants with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

	Kevin C. Tang. Kevin C. Tang may be deemed to beneficially own 195,388,893 shares of the Issuer’s Common Stock, comprising:

	183,388,873 shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners; and

12,000,020 additional shares of the Issuer’s Common Stock over which Mr. Tang has separate voting and/or dispositive power, which is comprised of 12,000,020 shares of Common Stock, $199,033 face amount of B notes, $209,396 face amount of C Notes, $104,050 face amount of D Notes, $89,250 face amount of E Notes, $200,262 face amount of G Notes, $233,333 face amount of H Notes and a G Note Warrant to purchase $233,333 face amount of G Notes.

	The beneficial ownership as reported herein reflects the beneficial ownership of the Reporting Persons on the date this Statement is filed.

	Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 1,954,084,341 shares of Common Stock outstanding (1,935,455,665 shares outstanding as of February 10, 2012 per the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on February 10, 2012, plus 18,628,676 shares of Common Stock issuable upon conversion of notes or exercise of warrants).

(b)	Percent of Class:

	Tang Capital Partners	9.4%
	Tang Capital Management	9.4%
	Kevin C. Tang	9.9%

Page 6 of 8 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(ii)	shared power to vote or to direct the vote:

		Tang Capital Partners	183,388,873 shares
		Tang Capital Management	183,388,873 shares
		Kevin C. Tang	195,388,893 shares

	(iii)	sole power to dispose or to direct the disposition of:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(iv)	shared power to dispose or to direct the disposition of:

		Tang Capital Partners	183,388,873 shares
		Tang Capital Management	183,388,873 shares
		Kevin C. Tang	195,388,893 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2012

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages